

Mail Stop 3030

July 7, 2017

Via E-Mail
Barry F. Cohen
Chief Executive Officer
AVRA Medical Robotics, Inc.
3259 Progress Drive Suite 126
Orlando, FL 32826

      Re: **AVRA Medical Robotics, Inc.**
                 Amendment No. 2 to Registration Statement on Form S-1
                 Filed June 20, 2017
                 File No. 333-216054

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2017 letter.

Results of Operations, page 36

Three months ended March 31, 2017 as compared to three months ended March 31, 2016, page 36

1. Please revise to discuss the underlying reason for the increase or decrease between periods and not just state the amount of the change. Refer to Item 303(a) of Regulation S-K and Instruction 4 thereto.

Financial Statements

Note 1. Organization and Basis of Accounting, page F-7

2. Refer to comment 3. Your agreement with UCF states that you provided UCF with proprietary information described as a prototype surgical robotic device. Please address the following:

- Tell us where you recorded the costs you incurred to develop the referenced prototype.
- Provide us with a chronology of the development of the AVRA technology (the surgical robotic technology you use in your products) and the entities through which you developed it.
- Since the underlying technology received FDA approval for skin resurfacing (page 31), tell us who developed the underlying technology and how you reflected these costs in your financial statements

Note 12. Subsequent Events, page F-17

3. You disclose that effective May 1, 2017, the research agreement with the University of Central Florida was extended to June 30, 2019. However, on page F-13, you disclose that under your agreement the university will accomplish the objectives as stated in the statement of work over a period extending to June 30, 2017. Please revise your disclosures to briefly indicate what implications the extension has on the accomplishment of the objectives under the agreement and the development of a surgical robotic device.

You may contact Julie Sherman at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Dale S. Bergman, Esq.
        Gutierrez Bergman Boulris, PLLC